Exhibit 99.5

Consent of Independent Auditor

The Board of Directors
Hut 8 Mining Corp.

We hereby consent to the use of our reports dated April 2, 2020 and March 24, 2021, on the consolidated financial statements of Hut 8 Mining Corp., incorporated by reference in the registration statement on Form 40-F, and to the reference to our firm under the heading “Experts”, “Auditors, Transfer Agent and Registrar” and “Documents Filed as Part of the Registration Statement” in the Annual Information Form.

DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED
PROFESSIONAL ACCOUNTANTS

March 16, 2022
Vancouver, Canada